UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

BLUE SQUARE – ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. By: /s/ Elli Levinson Sela —————————————— Elli Levinson Sela, Adv. General Counsel & Corporate Secretary

Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 178 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2005.

Contact: Blue Square-Israel Ltd. Dror Moran, CFO Toll-free telephone from U.S. and Canada: 888-572-4698 Telephone from rest of world: 972-3-928-2220 Fax: 972-3-928-2299 Email: cfo@bsi.co.il

BLUE SQUARE – ISRAEL LTD. REPORTS FINANCIAL RESULTS FOR
THE FIRST QUARTER OF 2007

–Revenues of NIS 1.7B with 5.1% Increase in Same Store Sales Yields 26.2% Gross
Profit, 4.8% Operating Margin and 46.3% Increase in Net Income –

ROSH HA’AYIN, Israel – May 21, 2007 – Blue Square-Israel Ltd. (NYSE and TASE: BSI) today announced results for the first quarter ended March 31, 2007. All financial results are reported according to Israeli GAAP (Generally Accepted Accounting Principles).

—	Net income for the first quarter: NIS 42.5 million, or NIS 1.05 per ADS (NIS 0.97 per fully diluted ADS), a 46.3% increase compared to NIS 29.1 million, or NIS 0.75 per ADS (NIS 0.70 per fully diluted ADS), in the first quarter of 2006.

—	Dividends: On April 19, 2007, the Company paid a dividend in the amount of NIS 60 million (U.S. $14.4 million), or NIS 1.45 per share (approximately U.S. $0.35 per ADS).

—	BSI’s CEO, Mr. Gil Unger, to lead the expansion of the Alon Group’s retail activities into Europe: At the Company’s Board of Directors meeting held today, Mr. Gil Unger announced that after completing nearly four years as the Company’s President and CEO, a challenging period during which the Company completed a strategic re-organization and achieved a significant improvement in its revenues and profitability, he has asked the Board to reassign him to a new challenge. He will soon begin devoting all of his efforts to the launch of the Alon Group’s retail activities in Europe. He will continue in his present position until Blue Square’s new CEO is named, and afterwards will continue in an advisory role to help the Company develop its strategies.

Results for the First Quarter

Revenues: The Company’s revenues for the first quarter of 2007 increased by 10.2% to NIS 1,693.5 million (U.S. $407.6 million)(a) compared to NIS 1,536.7 million in the first quarter of 2006. The growth in sales reflects the quarter’s 5.1% increase in Same Store Sales (“SSS”), the significant increase in selling space contributed by new stores opened and the timing of the Passover holiday, which fell in the first quarter of 2007 but the second quarter of 2006.

Gross Profit: Gross profit for the first quarter of 2007 increased by 13.1% to NIS 443.6 million (U.S. $106.8 million) compared to NIS 392.1 million in the first quarter of 2006. This reflected the quarter’s higher revenues together with its successful pricing policies and improved supplier contract conditions. Gross margin for the period increased to 26.2% from 25.5% in the first quarter of 2006.

Selling, General, and Administrative Expenses: The Company’s Selling, General, and Administrative expenses for the first quarter of 2007 increased by 11.3% to NIS 363.1 million (U.S. $87.4 million) compared to NIS 326.1 million in the first quarter of 2006, reflecting expenses related to the opening of new stores during the year, an increase in employee wages and the launch of the Company’s “You” customer loyalty club.

EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization): EBITDA for the first quarter of 2007 was NIS 113 million (U.S. $27.2 million), an increase of 14.2% compared with NIS 99 million in the first quarter of 2006. EBITDA margin for the quarter was 6.7% compared with 6.4% in the first quarter of 2006.

Operating Income: Operating income for the first quarter of 2007 increased by 22% to NIS 80.5 million (U.S. $19.4 million) compared to NIS 66.0 million in the first quarter of 2006, reflecting the increased revenues and higher gross margin for the period. Operating margin for the period increased to 4.8% from 4.3% in the first quarter of 2006.

Financial Expenses: Financial expenses for the first quarter of 2007 decreased by 42.8% to NIS 8.0 million (U.S. $1.9 million) compared to NIS 14.0 million in the first quarter of 2006. This reduction is mainly due to the reduction in the Company’s average level of debt due to the IPO of the Company’s BSRE real estate subsidiary, which was completed during the third quarter of 2006. It also reflects the effect of the quarter’s negative inflation of 0.44% on the “Known” CPI index, a phenomenon which decreased the financial expenses associated with the Company’s index-linked loans and debentures, compared with a 0.1% increase in the “Known” CPI index in the first quarter of 2006.

Taxes on Income: Taxes on income for the first quarter of 2007 were NIS 22.5 million (U.S. $5.4 million), an increase of 27.9% compared to NIS 17.6 million in 2006, representing a tax rate of 31.0% compared to 34.3% for the first quarter of 2006. This reflected the rise in the Company’s Income before Taxes on Income, offset partially by the reduction of the Company’s nominal tax rate in line with amendments to the Income Tax Ordinance enacted in July 2004 and August 2005. These ordinances provide for a gradual reduction in the rate of corporate tax. As a result, the Company’s corporate tax will be reduced during the next four years as follows: 2008 – 27%; 2009 – 26%; 2010 and thereafter – 25%.

Net Income: The Company’s net income for the first quarter of 2007 increased by 46.3% to NIS 42.5 million (U.S. $10.2 million), or NIS 1.05 per ADS (U.S. $0.25) (NIS 0.97 per fully diluted ADS) compared to NIS 29.1 million, or NIS 0.75 per ADS (NIS 0.70 per fully diluted ADS), for the first quarter of 2006.

Shareholder’s Equity
—	Following the IASB’s issuance of Israel Accounting Standard No.16 –“Investment Property” in February 2007, the Company has elected to account for its investment property in accordance with the fair value model. To account for the difference between the fair value of the investment property as of January 1, 2007 and its depreciated cost at that date, a charge in the amount of NIS 50.6 million (U.S. $12.2 million) net (after taxes and commitments) was applied to Retained Earnings.
—	During the first quarter of 2007, Company debentures with a par value of NIS 47.5 million were converted into 1,582,149 shares. Accordingly, the amount of NIS 49.1 million (U.S $11.8 million) was added to Shareholder’s Equity.

Other Operating Data
—	The Company’s Same Store Sales for the first quarter of 2007 increased by 5.1%.
—	Sales per square meter for the quarter increased by 5.2% compared to the first quarter of 2006, reaching NIS 4,978 (US $1,198) per square meter.
—	During the first quarter of 2007, the Company opened two Mega stores, adding a net total of 8,200 square meters to the chain.

Comments of Management

Commenting on the results, Mr. Gil Unger, Blue Square’s President and CEO, said, “The first quarter was another period of satisfying growth, demonstrating once again the soundness of our strategies and the success of our execution in a marketplace that continues to be extremely competitive. After delivering record results in 2006, we have reported another quarter of rising revenues and profits. We are particularly proud to have achieved a 5.1% increase in Same Store Sales, a testament to the success of our brand management and innovative marketing programs. In addition, we are pleased that our economic pricing policies and efficiency measures have paid off with an operating margin of 4.8%, a strong level according to international standards.”

Mr. Unger continued, “We are continuing with an aggressive expansion program with the goal of bringing all three of our store formats within the shopping range of every Israeli consumer. During the first quarter, we opened two new Mega branches in regions where our presence had been lacking, adding approximately 8,000 square meters to the chain, and expect to open a total of 8-10 new stores in 2007. As part of the continued expansion of our ‘Non-Food’ activities, we increased our holding in Kfar HaSha’ashuim by an additional 10% (to a total of 60% holding) and Kfar HaSha’ashuim acquired 86% of Verdinon Textile, a TASE-traded home textile company. We are also pleased with the initial success of our ‘You’ credit card/loyalty plan marketing efforts and our Company-owned gas stations, both of which are beginning to contribute to our results.”

Mr. Unger concluded, “Taken as a whole, we are working to take full advantage of our strong brands and positioning as one of Israel’s leading food retailer. Our work plan for the coming quarters includes continued expansion, diversification and efficiency, efforts that we believe will enable us to continue building our top line and bottom line results for the benefit of our shareholders and the entire Blue Square family.”

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the rate of exchange prevailing at March 31, 2007: U.S. $1.00 equals NIS 4.155. The translation was made solely for the convenience of the reader.

Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 178 supermarkets under different formats, each offering varying levels of service and pricing.

This press release may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to the Company’s business, financial condition, prospects and operating results. These statements are based on current expectations and projections that involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constraints, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s Annual Report on Form 20-F and other filings with the Security and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

BLUE SQUARE – ISRAEL LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2007

				Convenience translation(a)
	December 31,	March 31		March 31,
	2006	2006	2007	2007
	(Audited)	(Unaudited)		(Unaudited)
	NIS			U.S. dollars
	In thousands

A s s e t s

CURRENT ASSETS:
Cash and cash equivalents	186,454	20,159	127,522	30,691
Marketable securities	65,287	-	64,831	15,603
Deposit in bank	526,459	-	531,866	128,006
Trade receivables	672,605	652,234	766,134	184,388
Other accounts receivable	119,028	252,689	290,962	70,034
Inventories	392,583	428,048	459,740	110,647

Total current assets	1,962,416	1,353,130	2,241,055	539,369

INVESTMENTS AND LONG TERM
RECEIVABLES:
Restricted deposit	-	506,051	-	-
Investments in associated companies	4,762	3,612	5,386	1,296
Other long-term receivables	2,618	2,892	16,426	3,953

	7,380	512,555	21,812	5,249

FIXED ASSETS, NET OF ACCUMULATED DEPRECIATION AND AMORTIZATION	**1,771,397	**1,746,661	1,753,044	421,912

INVESTMENT PROPERTY ***	**222,057	**211,295	281,149	**67,665

DEFERRED TAXES	16,789	*21,741	15,939	3,836

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	**91,694	**89,157	92,399	22,238

	4,071,333	3,934,539	4,405,398	1,060,269

*	Reclassified.

**	After retrospective application of change in accounting policy.

***	As of March 31, 2007, presented based on the fair value model and as of March 31, 2006 presented at cost.

BLUE SQUARE – ISRAEL LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2007

				Convenience translation(a)
	December 31,	March 31		March 31,
	2006	2006	2007	2007
	(Audited)	(Unaudited)		(Unaudited)
	NIS			U.S. dollars
	In thousands

Liabilities and shareholders' equity

CURRENT LIABILITIES:
Credit and loans from banks	211,152	367,119	155,813	37,501
Current maturities of debentures	53,706	68,258	37,347	8,988
Trade payables	945,007	957,657	997,549	240,084
Other accounts payable and accrued expenses	409,153	485,637	561,513	133,473
Dividend payable	-	50,000	60,000	16,111

Total current liabilities	1,619,018	1,928,671	1,812,222	436,157

LONG-TERM LIABILITIES:
Long-term loans from banks and other liabilities,
net of current maturities	112,574	667,074	177,422	42,701
Debentures, net of current maturities	827,558	136,012	827,350	199,122
Convertible debentures, net of current maturities	214,794	184,365	182,089	43,824
Deferred income taxes	30,198	*25,928	42,516	12,233
Liability for employee rights, net of amount
funded	35,527	31,269	35,687	8,589

Total long-term liabilities	1,220,651	1,044,648	1,265,064	306,469

MINORITY INTEREST	239,142	116,845	252,959	60,881

SHAREHOLDERS' EQUITY:

Share capital -
Ordinary shares of NIS 1 par value	53,414	52,671	54,996	13,236
Additional paid-in capital	737,756	714,796	785,288	188,999
Retained earnings:
Dividend declared subsequent to balance sheet
date	60,000	30,000	-	-
Unappropriated	141,752	46,908	234,869	56,527

Total shareholders equity	992,922	844,375	1,075,153	258,762

	4,071,733	3,934,539	4,405,398	1,060,269

*	Reclassified.

BLUE SQUARE – ISRAEL LTD.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2007

	Year ended December 31, 2006	Three months ended March 31,		Convenience translation(a) for the three months ended March 31, 2007
		2006	2007
	(Audited)	(Unaudited)		(Unaudited)
	NIS			U.S. dollars
	In thousands (except share and per share data)

Sales	6,515,035	1,536,669	1,693,456	407,571
Cost of sales	4,812,952	1,144,611	1,249,851	300,807

Gross profit	1,702,083	392,058	443,605	106,764
Selling, general and administrative expenses	1,396,877	326,096	363,103	87,390

Operating income	305,206	65,962	80,502	19,374
Financial expenses, net	42,368	14,003	8,013	1,929

	262,838	51,959	72,489	17,445

Other income (expenses), net	78,022	(710)	116	28

Income before taxes on income	340,860	51,249	72,605	17,473
Taxes on income	96,660	17,575	22,477	5,410

Income after taxes on income	244,200	33,674	50,128	12,063
Share in profits of associated companies, net	1,284	149	625	150
Minority interest in profits of
subsidiaries, net	31,573	4,756	8,232	(1,980)

Net income for the period	213,911	29,067	42,521	10,233

Net income per Ordinary share or ADS:
Basic	5.46	0.75	1.05	0.25

Fully diluted	4.92	0.70	0.97	0.23

Weighted average number of shares or ADS used for
computation of income per share:
Basic	39,207,214	38,950,091	40,331,448	40,331,448

Fully diluted	44,939,831	44,666,545	44,996,647	44,996,647

8

BLUE SQUARE – ISRAEL LTD.

SELECTED OPERATING DATA

	For the three months		Convenience translation(a) for the three months ended
	ended March 31,		March 31,
	2006	2007	2007(a)
	NIS	NIS	U.S.$

Sales (in millions)	1,537	1,693	408

Operating income (in millions)	66	81	19

EBITDA (in millions)	99	113	27

EBITDA margin	6.4%	6.7%	NA

Increase (decrease) in same store sales*	6.9%	5.1%	NA

Number of stores at end of period	170	177	NA
Stores opened during the period	2	2	NA
Stores closed during the period	-	-	NA

Total square meters at end of period	314,800	331,504	NA
Square meters added during the period, net	2,729	8,200	NA

Sales per square meter	4,731	4,978	1,198

Sales per employee (in thousands)	237	234	56

* Compared with the same period in the prior fiscal year.